Exhibit 99.4

To:

Securities Regulatory Authorities

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Office of the Superintendent of Securities

Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Nunavut)

Toronto Stock Exchange

CONSENT of AUTHOR

I, Charles R. Edwards, do hereby consent to the public filing by Denison Mines Corp. of the technical report titled “Preliminary Economic Assessment for the Tthe Heldeth Túé Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada”, with an effective date of October 30th, 2020 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Denison, including the press release of Denison Mines Corp. dated November 17, 2020 (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 4th day of December, 2020.

/s/ Charles R. Edwards
Charles R. Edwards
Principal, Chuck Edwards Extractive Metallurgy Consulting